PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Breakthrough of Schiff® MegaRed™ Neptune Krill Oil in Costco USA

Laval, Québec, CANADA – June 11th, 2008 – Neptune Technologies & Bioressources Inc. ("Neptune") (NASDAQ.NEPT - TSX.V.NTB) has been advised by its partner Schiff Nutrition International Inc. that, after a successful launch, Schiff® MegaRed™ containing Neptune Krill Oil (NKO®) has been listed as a permanent item in Costco in the United States.

In November 2007, Neptune penetrated with Schiff Nutrition, a major partner, for the first time the U.S. mass market under the brand name Schiff® MegaRed™. The product was initially launched in Costco in the U.S. in January 2008. Schiff Nutrition has now been advised that Costco is listing Schiff® MegaRed™ as a permanent item nationwide based on the apparent success of the launch and trial period.

"We are excited about MegaRed™'s increasing popularity and brand recognition in Costco. We are now expanding our business, in addition to Costco with its 385 stores with Schiff Nutrition, by entering into additional mass retail channels in the U.S. and other territories," stated Thierry Houillon, Vice-President, Nutraceutical of Neptune. "The mass retail channel is a new and fast growing sales segment for Neptune shown to be driven by strong consumer acceptance. We expect that mass market sales will contribute to more than doubling Neptune revenue in the short term."

About Neptune

Neptune researches and develops proprietary bioactive ingredients and products for nutraceutical, medical food and pharmaceutical applications. Through clinical research, Neptune is showing the clinical benefits of its products in various therapeutic indications with a focus on cardiovascular and cognitive health. The Company has been successful in patenting and protecting its intellectual property, and will continue to protect its innovations. Neptune has already obtained regulatory approvals allowing commercialization of its products and has filed for and is expecting additional approvals.

Neptune continues to strongly support its strategic development plan to form partnerships/strategic alliances with worldwide leaders in the nutraceutical and pharmaceutical industries. Neptune signed agreements with Nestlé and Yoplait, worldwide leading food manufacturers, and paved its entrance into the global functional food market. According to its business strategy, negotiations with pharmaceutical companies with the objective of entering the pharmaceutical market by licensing rights are ongoing.

Investor Relation Highlight

Neptune Technologies is presenting at the Needham & Co. 7th Annual Biotechnology & Medical Technology Conference on June 12th, 2008, as part of its investor relation and communications strategy. This strategy has been determined with ICR with whom Neptune recently announced to have entered a consulting agreement featuring a monthly US$10,000 retainer for an initial period ending December 31st, 2008. ICR will provide Neptune with such services through Mr. John Mills, being Senior Managing Director. He possesses vast experience in the field of financial communications and investor relations. Neither ICR nor Mr. John Mills have a direct or indirect interest in Neptune or its securities. Furthermore, Neptune has not granted any right to obtain this type of interest to ICR nor to Mr. John Mills.

Neither NASDAQ nor TSX venture exchange accepts responsibility for the adequacy or accuracy of this press release.

Neptune Contact:
Neptune Technologies & Bioressources Inc.
Toni Rinow, Ph.D., MBA
Corporate Development & Investor Relations
(450) 687-2262
t.rinow@neptunebiotech.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.